RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

February 18, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Offering Statement on Form 1-A

Filed January 13, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated February 10, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Offering Statement on Form 1-A submitted January 13, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Offering Statement on Form 1-A

Cover Page

1.	Please revise to provide the full mailing address of your principal executive offices, telephone number (including the area code) and, if applicable, website address. Refer to Part II Item 1(b) of Form 1-A. We note the related disclosure at page 2 in the Summary section.

Response:

In response to the Staff’s comments, the Company has added its full mailing address of its principal executive office, telephone number (including the area code) and website address to the Cover page.

2.	Please revise your cover page to include a more complete description of the termination date of the offering pursuant to Item 1(e) of Part II of Form 1-A. We note the related disclosure at page 20 under "Offering Period and Expiration Date."

Response:

In response to the Staff’s comments, the Company has added a more complete description of the termination date of the offering to its Cover page.

1

3.	The note to Rule 251(a) of Regulation A requires the underlying securities of securities of the type you are offering to also be qualified. Please include the underlying shares of common stock or explain why you omit such securities from your offering. Also file an updated opinion of counsel to cover all offered securities.

Response:

In response to the Staff’s comments, the Company has included the shares of Common Stock to be issued upon conversion of its Series B 10% Convertible Preferred Stock to the offering document. In addition, the Company has included an updated opinion of counsel.

4.	You suggest in the first paragraph that you have discretion to waive the minimum (one share) purchase requirement on a “case-by-case” basis. Please provide additional disclosure regarding the criteria, if any, that you intend to use in determining whether to waive the minimum purchase requirement.

Clarify how you would divide the offered securities in fractions in order to exercise such discretion. We note the reference to fractional shares in Section 6(d)(vi) of the certificate of designation filed as exhibit 2.5. Also expand your discussion of the payment of "in-kind" dividends to quantify the amount of dividends per Series B share that would be paid in kind for each of the specified periods during the first "year of payments."

Response:

In response to the Staff’s comments, the Company has revised its language on the Cover page to suggest that the Company can waive the minimum purchase requirement. In addition, the Company has expanded its discussion of its payment “in-kind” for dividends for the first year of dividend payments.

5.	In the third paragraph under "No Escrow," you state that you may issue the offered securities "for cash, promissory notes, services, and/or other consideration without notice to subscribers." If you are considering offering a material percentage of the securities for non-cash consideration, revise to provide the particulars. If you would accept services from your employees in exchange for offered securities, disclose this and explain how you would determine the value of such services.

Response:

In response to the Staff’s comments, the Company has revised its cover page to state that the Company will only accept cash as consideration.

2

6.	Revise to clarify what the "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Ensure that the subscription agreement includes a description of these other types of consideration.

Response:

In response to the Staff’s comments, the Company has revised its cover page to state that the Company will only accept cash as consideration.

Dividends, page 2

7.	We note that you plan to pay the dividends on your Series B Preferred Stock "in-kind for the first year of payments and to escrow the cash needed to pay the second year of dividends from the proceeds of this Offering." Revise to clarify why any payments from escrow in the second year would not be characterized as the return of capital to investors rather than a "dividend." Also discuss whether these payments from escrow would constitute dividends under applicable state law.

Response:

In response to the Staff’s comments, the Company has revised its disclosure to inform investors of the potential of return of capital payments versus dividend payments for the second year of dividend payments.

8.	If the payments are in fact the return of capital, please revise to clarify that securityholders that receive the payment of such "dividends" consisting of the return of capital are not receiving net profits, and disclose that they should not assume that the source of these distributions is net profit.

Response:

In response to the Staff’s comments, the Company has revised its description of the Company’s dividends from this Offering to state that if the dividend payments are in fact a return of capital, then securityholders are not receiving net profits, and should not assume that the source of these distributions is net profit.

Risk Factors, page 4

9.	You state in the second risk factor that you intend to "merge with another entity with experienced management and opportunities for growth in return for shares of our common stock to create value for our shareholders." Expand your Business section to discuss in necessary detail this aspect of your business plan, including any steps you have taken or plan to take to facilitate such a potential merger. Include new risk factor disclosure regarding related risks, including the resulting dilution to current stockholders if such a merger occurs.

Response:

In response to the Staff’s comments, the Company has revised its Risk factors to remove any language stating that we intend to merge with another company at this time. The Company does have additional Risk Factors relating to further dilution from future funding events, but these are not specific to mergers.

3

10.	Explain the reference to "either sector" in the fourth risk factor, "We have limited operational history...."

Response:

In response to the Staff’s comments, the Company has revised this Risk Factor to state in the transportation/ride share sector versus “either.”

11.	Ensure that your disclosures in this section and throughout the circular are current and tailored to your business in particular. A few examples in the Risk Factors section of outdated or inapplicable disclosures include (1) "The COVID-19 pandemic may materially and adversely affect our business and operations"; (2) your statement that "We expect to fund our 2023 capital expenditures with cash generated by operations and from the net proceeds of this offering"; (3) your reference to "pollution, environmental contamination or loss of wells"; (4) "we regularly evaluate acquisitions of complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future"; and (5) "neither Nevada law nor our Articles of Incorporation or bylaws require us to indemnify or advance expenses." In addition, many of the risk factors under "Risks Related to this Offering and Our Preferred and Common Stock" are not tailored to your offering or your circumstances, and many include inconsistent disclosures. Lastly, we note the statement at page 30 that "Management believes that this additional space is necessary to manage the consolidation of its fashion brands."

Response:

In response to the Staff’s comments, the Company has revised its Risk Factors to better tailor them to the Company’s business and to remove any such factors within the "Risks Related to this Offering and Our Preferred and Common Stock" that management feels are not necessary at this time. In addition, the Company has removed the language on page 30 referring to its fashion brands.

Use of Proceeds, page 16

12.	Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A. In light of your statement on the cover page that you may issue the offered securities in exchange for services or other consideration, also clarify whether and the extent to which any of the listed uses contemplate the issuance of securities rather than the payment of cash.

Response:

In response to the Staff’s comments, the Company has revised its cover page to remove any language that it may issue the offered securities in exchange for services or other consideration. In addition, the Company has revised its Use of Proceeds with footnotes to state how much the Company anticipates using proceeds from this offering to make payments to officers and directors for compensation.

4

13.	Please reconcile your statement that offering expenses will total $2,000,000 with the disclosure at page 18 under "Dilution" that offering expenses will be $4,000,000.

Response:

In response to the Staff’s comments, the Company has revised page 18 to state $2,000,000 versus $4,000,000.

Dilution, page 18

14.	Please provide your calculation of the historical net tangible book value as of September 30, 2024 of ($2,606,747) or ($0.40), and revise the disclosure if necessary.

Response:

In response to the Staff’s comments, the Company has revised its calculation of the historical net tangible book value as of September 30, 2024 and updated the disclosure under Dilution. In addition, the Company has included its calculations as Exhibits A and B.

15.	Please explain how you determined the increase in net tangible book value per share attributable to new investors in this Offering for each scenario presented. This amount should reflect the difference between the net tangible book value per share after this offering and the historical net tangible book value per share as of September 30, 2024. Revise the disclosure, if necessary.

Response:

In response to the Staff’s comments, the Company has revised its calculation of the historical net tangible book value as of September 30, 2024 and updated the disclosure under Dilution.

5

Distribution

Right to Reject Subscriptions, page 21

16.	It appears that you have an undetermined time to process subscription requests, may reject a subscription for any reason, and may terminate the offering at any time. Therefore, please provide us with your analysis regarding whether your offering should be considered a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. In addition, revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, how soon after you make final determination to accept or reject a subscription that settlement will occur, and the process for returning proceeds to investors for those subscriptions that are rejected.

Response:

In response to the Staff’s comments, the Company has revised its disclosure to remove any reference that the Company may reject any subscription agreements.

Business, page 28

17.	Please revise to disclose the basis for your assertion that "[a] user can make as much as $100 per day simply by commuting with others." In that regard, the last paragraph on page 28 appears to suggest that all commuters in a vehicle would collectively receive a total of only $1 per mile.

Response:

In response to the Staff’s comments, the Company has revised its disclosure on page 30 (previously 28) to further explain the revenue breakdown between the Company, driver and rider(s).

18.	Please provide current and updated information regarding the status of final approval from the State level CARB and your search for others with which you hope to enter into similar contracts. Similarly, provide current information regarding the status of your program with advertisers.

Response:

In response to the Staff’s comments, the Company has revised its business plan to state that final approval has been received. In addition, the Company has revised its disclosure pertaining to its potential advertisers to state that we are still in discussions.

6

Management, page 32

19.	Expand the discussion of each officer's business experience to provide the information Item 10(c) of Part II of Form 1-A requires with necessary detail regarding the most recent five years. For example, identify the financial advisory firm that your president started, disclose whether she continues to work there, state the total number of employees at that firm, and describe how much of her professional time she allocates to the business of Ridepair. If she no longer works for the advisory firm, state when she left its employ. If she devotes less than full time to Ridepair, please provide corresponding risk factor disclosure.

Response: In response to the Staff’s comments, the Company has expanded the business experience for each officer.

Principal Stockholders, page 37

20.	Please revise your beneficial ownership table to separately disclose the beneficial ownership of the common stock and the Series A preferred stock as well as the total voting power of each holder. Refer to Item 12 of Part II of Form 1-A.

Response:

In response to the Staff’s comments, the Company has revised its beneficial ownership table with the addition of voting power, as well as adding a new table for the Company’s Series A Preferred Stock.

Description of Securities, page 38

21.	Provide a more complete discussion of the terms of the offered securities, including conversion by holders and by Ridepair. For example, please disclose circumstances or events in which the conversion of the Series B Preferred Stock is mandatory or optional. In this respect, we note Section 6(b) in the Series B certificate of designation filed as exhibit 2.5.

Response:

In response to the Staff’s comments, the Company has revised the description of its Series B 10% Convertible Preferred Stock pertaining to conversions.

7

Financial Statements for the Years ended September 30, 2024 and 2023 Note 3 - Summary of Significant Accounting Policies Revenue Recognition, page F-8

22.	We note your revenue recognition policy makes reference to revenue generation from retail stores operating in airport terminals and casinos which is inconsistent with the description of your business and operations. Please advise or revise your disclosures accordingly.

Response:

In response to the Staff’s comments, the Company has revised its revenue recognition policy to become more aligned with its business and operations.

Note 11 - Stockholders' Deficit, page F-15

23.	At page F-17, you disclose that 1,005,000 and 394,000 warrants were exercised in the years ended September 30, 2024 and 2023 respectively. We also note that in describing your issuances of common stock at pages F-15 and F-16, you state that the warrants were exercised for cash. Please address the following points and revise your disclosures as necessary:

•	Explain why these warrant exercises do not appear to be presented in your statement of cash flows.

•	Reconcile the 1,005,000 shares issued as a result of warrant exercise for the year ended September 30, 2023 to your narrative disclosures at page F-16. In this regard, it appears that only 110,000 shares were issued.

•	Clarify whether cash was received in conjunction with the warrant exercises disclosed in your subsequent event footnote.

Response:

In response to the Staff’s comments, the Company has revised its disclosure of the warrants outstanding at September 30, 2024 and 2023, along with revisions to cash flow.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer

8

Exhibit A

	Current	100% of Offering	50%	25%

Assets from this offering		18,000,000	9,000,000	4,500,000
Shares from this offering		8,000,000	4,000,000	2,000,000
Book Value of this offering		$2.25	$2.25	$2.25

Total Assets	$471,152	$18,471,152	$9,471,152	$4,971,152
Intangible Assets	–	–	–	–
Tangible Assets	$471,152	$18,471,152	$9,471,152	$4,971,152

Total Liabilities	2,694,899	2,694,899	2,694,899	2,694,899

Tangible Net Assets	(2,223,747)	15,776,253	6,776,253	2,276,253

Shares Outstanding (Common)	6,484,525	14,484,525	10,484,525	8,484,525

Book Value per share	$(0.343)	$1.089	$0.646	$0.268

Dilution to new investors		$1.16	$1.60	$1.98

(1)	Based on the issuance of four hundred (400) shares of Common Stock for each share of Series B Preferred Stock.

(2)	Based on net tangible book value as of September 30, 2024 of ($2,223,747) and 6,484,525 outstanding shares of Common stock.

(3)	After deducting estimated offering expenses of $2,000,000, $1,000,000 and $500,000, respectively.

(4)	Assumes that all 20,000 shares of Series B Preferred Stock are converted into shares of Common Stock, or 8,000,000 shares of Common Stock.

9

Exhibit B

	Current	100% of Offering	50%	25%

Assets from this offering		18,000,000	9,000,000	4,500,000
Shares from this offering		8,000,000	4,000,000	2,000,000
Book Value of this offering		$2.25	$2.25	$2.25

Total Assets	$471,152	$18,471,152	$9,471,152	$4,971,152
Intangible Assets	–	–	–	–
Tangible Assets	$471,152	$18,471,152	$9,471,152	$4,971,152

Total Liabilities	2,694,899	2,694,899	2,694,899	2,694,899

Tangible Net Assets	(2,223,747)	15,776,253	6,776,253	2,276,253

Shares Outstanding (Common)	36,484,525	44,484,525	40,484,525	38,484,525

Book Value per share	$(0.061)	$0.355	$0.167	$0.059

Dilution to new investors		$1.90	$2.08	$2.19

(1)	Based on the issuance of four hundred (400) shares of Common Stock for each share of Series B Preferred Stock.

(2)	Based on net tangible book value as of September 30, 2024 of ($2,223,747) and 36,484,525 outstanding shares of Common stock including the conversion of the Series A Preferred Stock.

(3)	After deducting estimated offering expenses of $2,000,000, $1,000,000 and $500,000, respectively.

(4)	Assumes that all 20,000 shares of Series B Preferred Stock are converted into shares of Common Stock, or 8,000,000 shares of Common Stock.

10